Avitar, Inc.
                                   65 Dan Road
                           Canton, Massachusetts 02021

                                                                  April 18, 2006

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Russell Mancuso,
       Branch Chief

      Re:   Avitar, Inc.
            Registration Statement on Form SB-2
            SEC File No. 333-131797
            Filed February 13, 2006,
            Amended March 17, 2006 and April 5, 2006
            -----------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Avitar, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-131797, as amended, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 13, 2006, amended on March 17, 2006 and April 5, 2006, and has not been declared effective and no securities have been sold in connection with the offering.

     The withdrawal is being sought by the Company in response to comments received from the staff of the Commission most recently in the letter dated April 12, 2006 concerning completion of the private placement. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

     If you have any questions concerning our request for withdrawal, please call Eugene M. Cronin of Dolgenos Newman & Cronin LLP, our counsel, at
(212)925-2800, Ex. 210.

                                    Respectfully submitted,

                                    AVITAR, INC.

                                    By: /s/ Jay C. Leatherman, Jr.
                                       --------------------------------
                                        Name:  Jay C. Leatherman, Jr.
                                        Title: Controller, Secretary and
                                               Chief Financial and
                                               Accounting Officer

cc: Tom Jones, Examiner